Exhibit 99.1

June 21, 2025 The Manager - Listing BSE Limited (BSE: 507685)

The Manager - Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations

NYSE: New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Notice of Annual General Meeting (“AGM”) and Integrated Annual Report for the Financial Year 2024-25

This is to inform that the 79th AGM of the Company is scheduled to be held on Wednesday, July 16, 2025 at 9 AM IST through video conferencing.

Pursuant to Section 108 of the Companies Act, 2013 and Regulations 30 and 34 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we are enclosing herewith the following:

1. Notice of the 79th AGM (including e-voting instructions)

2. Integrated Annual Report for the financial year 2024-25

The aforesaid documents are available on the website of the Company at https://www.wipro.com/investors/annual-reports/ and are being dispatched to all eligible shareholders of the Company whose email addresses are registered with the Company/Depositories.

This is for your information and records.

Thanking you.

For Wipro Limited

M Sanaulla Khan

Company Secretary

ENCL : As above